Exhibit 99.1

Radware Reports Second Quarter 2026 Financial Results

Second Quarter 2026 Financial Results and Highlights

•	Record revenue of $82.3 million, an increase of 11% year-over-year

•	Cloud ARR of $103 million, an increase of 22% year-over-year

•	Non-GAAP diluted EPS from continuing operations of $0.30; GAAP diluted EPS from continuing operations of $0.09

•	Cash flow provided by continuing operations activities of $13.0 million dollars

TEL AVIV, Israel, July 29, 2026 - Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced its consolidated financial results for the second quarter ended June 30, 2026.

“We delivered another strong quarter, highlighted by double-digit revenue growth, Cloud ARR exceeding $100 million, and continued momentum across our cloud security platform,” said Roy Zisapel, President and Chief Executive Officer of Radware. “We continued to expand our security platform through innovation across cloud, application security, API Security, and DDoS protection, further strengthening our ability to address evolving customer requirements. We believe our expanding platform, innovation, and market position create significant opportunities for continued growth and long-term shareholder value.”

Financial Highlights for the Second Quarter 2026

Revenue for the second quarter of 2026 totaled $82.3 million:

•	Revenue in the Americas region was $37.2 million for the second quarter of 2026, an increase of 24% from $30.1 million in the second quarter of 2025.

•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $27.3 million for the second quarter of

o       2026, a decrease of 2% from $27.8 million in the second quarter of 2025.

•	Revenue in the Asia-Pacific (“APAC”) region was $17.8 million for the second quarter of 2026, an increase of 9% from $16.3 million in the second quarter of 2025.

GAAP net income from continuing operations for the second quarter of 2026 was $3.9 million, or $0.09 per diluted share, compared to GAAP net income from continuing operations of $6.4 million, or $0.14 per diluted share, for the second quarter of 2025.

Non-GAAP net income from continuing operations for the second quarter of 2026 was $13.0 million, or $0.30 per diluted share, compared to non-GAAP net income from continuing operations of $14.3 million, or $0.32 per diluted share, for the second quarter of 2025.

As of June 30, 2026, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $422.9 million. Operating cash flow provided by continuing operations was $13 million in the second quarter of 2026.

Conference Call

Radware management will host a call today, July 29, 2026, at 8:30 a.m. ET to discuss its second quarter 2026 results and third quarter 2026 outlook. To participate in the call, please use the following link: Q2 2026 earnings call registration link.

A replay of the call will be available within approximately 24 hours of the live event on the Investors section of Radware’s website at: https://www.radware.com/ir/financial-reports/.

Use of Non-GAAP Financial Information and Key Performance Indicators

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Any forward-looking statements made herein that are not statements of historical fact, including statements about Radware’s plans, objectives, expectations, beliefs, projections, future financial performance, business strategies, market opportunities, and developments in our industry, are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “forecast,” “target,” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.”

Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global market and economic conditions; our dependence on independent distributors; disruptions in our supply chain, including shortages of components or manufacturing capacity; our reliance on a limited number of vendors; our ability to attract, train and retain qualified personnel; intense competition in the cybersecurity and application delivery markets; our ability to develop new solutions and enhance existing solutions; risks related to defects, vulnerabilities or failures in our products or services, including cybersecurity incidents affecting our systems or those of our customers; risks associated with the use of artificial intelligence technologies, including evolving regulatory frameworks, litigation exposure and reputational considerations; risks related to our information technology systems, including failures, disruptions or security breaches; outages, interruptions, or delays in hosting or cloud-based services; risks related to the interoperability of our products; risks associated with our global operations; and geopolitical risks, including instability in the Middle East and Israel.

These factors are not exhaustive. For a more detailed description of the risks and uncertainties affecting Radware, please refer to Radware’s Annual Report on Form 20-F and other reports filed with or furnished to the Securities and Exchange Commission (SEC) from time to time.

Forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, Radware undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements. Radware’s public filings are available from the SEC’s website at www.sec.gov or on Radware’s website at www.radware.com.

###

About Radware
Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, API, and AI security solutions use AI-driven algorithms for precise, behavior-based, real-time protection against sophisticated web, application, and DDoS attacks, API abuse, business logic threats, and malicious bots. Radware delivers end-to-end API security, including discovery, posture management, testing, and runtime protection, along with advanced protection for AI agents and models. Enterprises and carriers worldwide rely on Radware to address evolving cyberthreats, protect their brands and business operations, and reduce costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on Facebook, LinkedIn, Radware Blog, X, and YouTube.

©2026 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS

Investor Relations:

Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:

Gina Sorice, ginaso@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	85,200	102,748
Marketable securities	28,379	15,900
Short-term bank deposits	134,858	129,961
Trade receivables, net	39,480	34,604
Other receivables and prepaid expenses	13,423	10,639
Inventories	13,655	13,220
Current assets held for sale	5,149	9,435
	320,144	316,507

Long-term investments
Marketable securities	59,006	71,398
Long-term bank deposits	115,482	131,922
Other assets	3,150	2,830
	177,638	206,150

Property and equipment, net	17,280	16,387
Goodwill and intangible assets, net	78,041	72,159
Other long-term assets	43,740	40,641
Operating lease right-of-use assets	14,208	15,456
Long-term assets held for sale	3,337	3,865
Total assets	654,388	671,165

Liabilities and equity

Current liabilities
Trade payables	8,157	7,231
Deferred revenues	128,212	111,917
Operating lease liabilities	4,861	4,862
Other payables and accrued expenses	52,743	67,948
Current liabilities held for sale	2,103	2,325
	196,076	194,283

Long-term liabilities
Deferred revenues	80,349	65,764
Operating lease liabilities	11,225	11,970
Other long-term liabilities	7,605	8,464
	99,179	86,198

Equity
Radware Ltd. equity
Share capital	775	770
Additional paid-in capital	591,486	578,652
Accumulated other comprehensive income (loss)	(252)	1,393
Treasury stock, at cost	(425,720)	(377,561)
Retained earnings	151,364	146,107
Total Radware Ltd. shareholder's equity	317,653	349,361

Non–controlling interest	41,480	41,323

Total equity	359,133	390,684

Total liabilities and equity	654,388	671,165

* The results of our subsidiary, SkyHawk, have been classified as discontinued operations effective the first quarter of 2026 and are presented accordingly. Comparative prior-year figures have been adjusted to align with this presentation and ensure consistency.

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	82,280	74,108	162,093	146,130
Cost of revenues	15,819	13,904	30,931	27,466
Gross profit	66,461	60,204	131,162	118,664

Operating expenses, net:
Research and development, net	23,773	18,163	44,876	35,715
Selling and marketing	32,264	30,737	64,856	61,377
General and administrative	7,955	6,192	14,443	12,424
Total operating expenses, net	63,992	55,092	124,175	109,516

Operating income	2,469	5,112	6,987	9,148
Financial income, net	3,543	3,517	7,315	8,179
Income before taxes on income from continuing operations	6,012	8,629	14,302	17,327
Taxes on income	2,131	2,237	4,300	4,337
Net income from continuing operations	3,881	6,392	10,002	12,990
Loss from discontinued operations	(2,168)	(2,170)	(4,745)	(4,424)
Net income	1,713	4,222	5,257	8,566

Basic net income per share attributed to Radware Ltd.'s shareholders:
Continuing operations	0.09	0.15	0.23	0.30
Discontinued operations	(0.05)	(0.05)	(0.11)	(0.10)
Total basic net income per share attributed to Radware Ltd.'s shareholders	0.04	0.10	0.12	0.20

Weighted average number of shares used to compute basic net income per share	41,714,046	42,734,026	42,250,915	42,711,279

Diluted net income per share attributed to Radware Ltd.'s shareholders:
Continuing operations	0.09	0.14	0.23	0.29
Discontinued operations	(0.05)	(0.05)	(0.11)	(0.10)
Total diluted net income per share attributed to Radware Ltd.'s shareholders	0.04	0.09	0.12	0.19

Weighted average number of shares used to compute diluted net income per share	43,687,694	44,510,896	44,089,154	44,364,057

* The results of our subsidiary, SkyHawk, have been classified as discontinued operations effective the first quarter of 2026 and are presented accordingly. Comparative prior-year figures have been adjusted to align with this presentation and ensure consistency.

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	66,461	60,204	131,162	118,664
Share-based compensation	114	131	280	252
Amortization of intangible assets	734	732	1,466	1,465
Non-GAAP gross profit	67,309	61,067	132,908	120,381

GAAP research and development, net	23,773	18,163	44,876	35,715
Share-based compensation	1,723	1,259	3,411	2,394
Amortization of intangible assets	253	-	253	-
Non-GAAP research and development, net	21,797	16,904	41,212	33,321

GAAP selling and marketing	32,264	30,737	64,856	61,377
Share-based compensation	3,279	2,669	5,931	5,722
Non-GAAP selling and marketing	28,985	28,068	58,925	55,655

GAAP general and administrative	7,955	6,192	14,443	12,424
Share-based compensation	2,216	1,401	3,218	2,772
Acquisition costs	100	138	389	291
Non-GAAP general and administrative	5,639	4,653	10,836	9,361

GAAP total operating expenses, net	63,992	55,092	124,175	109,516
Share-based compensation	7,218	5,329	12,560	10,888
Acquisition costs	100	138	389	291
Non-GAAP total operating expenses, net	56,674	49,625	111,226	98,337

GAAP operating income	2,469	5,112	6,987	9,148
Share-based compensation	7,332	5,460	12,840	11,140
Amortization of intangible assets	987	732	1,719	1,465
Acquisition costs	100	138	389	291
Non-GAAP operating income	10,888	11,442	21,935	22,044

GAAP financial income, net	3,543	3,517	7,315	8,179
Exchange rate differences, net on balance sheet items included in financial income, net	824	1,673	1,598	2,182
Non-GAAP financial income, net	4,367	5,190	8,913	10,361

GAAP income before taxes on income from continuing operations	6,012	8,629	14,302	17,327
Share-based compensation	7,332	5,460	12,840	11,140
Amortization of intangible assets	987	732	1,719	1,465
Acquisition costs	100	138	389	291
Exchange rate differences, net on balance sheet items included in financial income, net	824	1,673	1,598	2,182
Non-GAAP income before taxes on income from continuing operations	15,255	16,632	30,848	32,405

GAAP taxes on income	2,131	2,237	4,300	4,337
Tax related adjustments	91	61	153	123
Non-GAAP taxes on income	2,222	2,298	4,453	4,460

GAAP net income from continuing operations	3,881	6,392	10,002	12,990
Share-based compensation	7,332	5,460	12,840	11,140
Amortization of intangible assets	987	732	1,719	1,465
Acquisition costs	100	138	389	291
Exchange rate differences, net on balance sheet items included in financial income, net	824	1,673	1,598	2,182
Tax related adjustments	(91)	(61)	(153)	(123)
Non-GAAP net income from continuing operations	13,033	14,334	26,395	27,945

Non-GAAP loss from discontinued operations	1,898	1,739	4,192	3,532

Non-GAAP net income	11,135	12,595	22,203	24,413

GAAP diluted net income per share from continuing operations	0.09	0.14	0.23	0.29
Share-based compensation	0.17	0.12	0.29	0.25
Amortization of intangible assets	0.02	0.02	0.04	0.03
Acquisition costs	0.00	0.00	0.01	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	0.02	0.04	0.03	0.05
Tax related adjustments	(0.00)	(0.00)	(0.00)	(0.00)
Non-GAAP diluted net earnings per share from continuing operations	0.30	0.32	0.60	0.63

Non-GAAP diluted net loss per share from discontinued operations	(0.05)	(0.04)	(0.10)	(0.08)

Non-GAAP diluted net earnings per share	0.25	0.28	0.50	0.55

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	43,687,694	44,510,896	44,089,154	44,364,057

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	1,713	4,222	5,257	8,566
Loss from discontinued operations activities	2,168	2,170	4,745	4,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,910	2,594	5,504	5,476
Share-based compensation	7,332	5,460	12,840	11,139
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	112	(93)	137	(254)
Decrease in accrued interest on bank deposits	(610)	(2,839)	(1,078)	(4,440)
Increase (decrease) in accrued severance pay, net	(193)	15	(480)	76
Decrease (increase) in trade receivables, net	(7,545)	2,133	(4,876)	(6,053)
Increase in other receivables and prepaid expenses and other long-term assets	(4,176)	(928)	(7,252)	(1,088)
Decrease (increase) in inventories	(525)	199	(435)	718
Increase (decrease) in trade payables	1,658	438	926	(1,402)
Increase (decrease) in deferred revenues	16,270	(1,261)	30,880	16,471
Increase (decrease) in other payables and accrued expenses	(6,583)	2,281	(13,702)	5,562
Operating lease liabilities, net	511	1,228	502	1,000
Net cash provided by operating activities - continuing operations	13,042	15,619	32,968	40,195
Net cash used in operating activities - discontinued operations	(1,904)	(1,127)	(4,190)	(3,261)
Net cash provided by operating activities	11,138	14,492	28,778	36,934

Cash flows from investing activities:

Purchase of property and equipment	(2,025)	(2,659)	(4,678)	(3,770)
Proceeds from (investment in) other long-term assets, net	(32)	(19)	(16)	90
Proceeds from (investment in) bank deposits, net	(12,279)	(17,401)	12,621	(44,513)
Investment in, redemption of and purchase of marketable securities, net	(147)	(5,239)	(945)	10,955
Acquisition of subsidiary, net of cash acquired	-	-	(5,938)	-
Proceeds from other deposits	-	-	-	5,000
Net cash provided by (used in) investing activities - continuing operations	(14,483)	(25,318)	1,044	(32,238)
Net cash provided by investing activities - discontinued operations	299	3,599	3,300	3,598
Net cash provided by (used in) investing activities	(14,184)	(21,719)	4,344	(28,640)

Cash flows from financing activities:

Proceeds from exercise of share options	1	-	4	1
Payment of contingent consideration related to acquisition	(3,405)	(3,167)	(3,405)	(3,167)
Repurchase of shares	(18,767)	-	(48,159)	-
Net cash used in financing activities - continuing operations	(22,171)	(3,167)	(51,560)	(3,166)
Net cash used in financing activities - discontinued operations	-	(3)	-	-
Net cash used in financing activities	(22,171)	(3,170)	(51,560)	(3,166)

Increase (decrease) in cash and cash equivalents	(25,217)	(10,397)	(18,438)	5,128
Cash and cash equivalents at the beginning of the period	111,857	114,239	105,078	98,714
Cash and cash equivalents at the end of the period	86,640	103,842	86,640	103,842
Less cash and cash equivalents of discontinued operations	(1,440)	(3,210)	(1,440)	(3,210)
Cash and cash equivalents at the end of the period - continuing operations	85,200	100,632	85,200	100,632

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income for continuing operations	3,881	6,392	10,002	12,990
Exclude: Financial income, net	(3,543)	(3,517)	(7,315)	(8,179)
Exclude: Depreciation and amortization expense	2,910	2,594	5,504	5,476
Exclude: Taxes on income	2,131	2,237	4,300	4,337
EBITDA	5,379	7,706	12,491	14,624

Share-based compensation	7,332	5,460	12,840	11,140
Acquisition costs	100	138	389	291
Adjusted EBITDA for continuing operations	12,811	13,304	25,720	26,055

	For the three months ended		For the six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Amortization of intangible assets	987	732	1,719	1,465
Depreciation	1,923	1,862	3,785	4,011
	2,910	2,594	5,504	5,476